

Mail Stop 4010

June 2, 2009

Ms. Phyllis A. Knight
Executive VP and Chief Financial Officer
Champion Enterprises, Inc.
755 W. Big Beaver, Suite 1000
Troy, MI 48084

> **RE: Form 10-K for the fiscal year ended January 3, 2009**
> **Form 10-Q for the quarter ended April 4, 2009**
> **Schedule 14A filed March 30, 2009**
> **File No. 1-9751**

Dear Ms. Knight:

We have reviewed your response letter dated May 15, 2009 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED JANUARY 3, 2009</u>

<u>Item 15 - Exhibits and Financial Statement Schedules, page 45</u>

1. We note that the Amended and Restated Credit Agreement dated April 7, 2006 has not been included in the list of exhibits. Please revise future filings to include this agreement in the exhibit list.

Financial Statements

Consolidated Statements of Cash Flows, page F-6

2. We have reviewed your response to prior comment 15 from our letter dated April
    8, 2009. You determined that approximately $3.3 million of the $7.5 million
    insurance proceeds received in 2008 should have been classified as cash from
    investing activities and you believe that this is not a material amount. Given your
    net cash used in operating activities and investing activities of $16 million and
    $17.5 million for the year ended January 3, 2009, please expand upon your
    determination that this reclassification is not material. Your response should
    address both qualitative and quantitative reasons why you don't believe this
    reclassification is material.

3. You have presented insurance proceeds of $4.1 million within your cash flows
    from investing activities for the period ended April 4, 2009. Please tell us if the
    $4.1 million includes in it the insurance proceeds of $3.3 million that should have
    been classified as cash from investing activities in 2008.

FORM 10-Q FOR THE PERIOD ENDED APRIL 4, 2009

Item 1A - Risk Factors, page 24

Sales of selected assets – Our current strategy includes plans to sell selected assets to
reduce outstanding senior debt, page 24

4. In future filings, please address the risks imposed by future impairment charges
    under a separate caption and ensure that the disclosure adequately describes and,
    to the extent possible, quantifies the risks that these potential impairment charges
    may present for the investors. Also briefly discuss any material restructuring
    charges you expect to incur to give this risk factor more specificity.

SCHEDULE 14A DEFINITIVE PROXY STATEMENT FILED ON MARCH 20, 2009

Compensation Discussion and Analysis, page 20
Benchmarking, page 22

5. We note your response to comment 29 of our April 8, 2009 letter. However, it
    remains unclear what is intended by the term "statistical validation" and how the
    compensation committee uses the data derived by the second peer group. In
    future filings, please also clarify how the compensation committee performs such
    statistical validation.

Restricted Stock Awards, page 31

6. We note your response with respect to comment 34 of our April 8, 2009 letter. If individual performance was a significant factor in determining compensation, please identify in future filings the specific contributions and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations. See Item 402(b)(2)(vii) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Brigitte Lippmann, Staff Attorney, at (202) 551-3713 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief